Nicole Brookshire T: +1 617 937 2357 nbrookshire@cooley.com	VIA EDGAR

September 21, 2017 U.S. Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549
Attn:	Ms. Barbara C. Jacobs Ms. Katherine Wray Mr. Bernard Nolan Ms. Kathleen Collins Ms. Melissa Kindelan

Re:	Cardlytics, Inc. Amendment No. 3 to Confidential Draft Registration Statement on Form S-1 Submitted September 6, 2017 CIK No. 0001666071

Ladies and Gentlemen:

On behalf of our client, Cardlytics, Inc. (the “Company”), we are responding to the comments (the “Comments”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated September 13, 2017 (the “Comment Letter”), relating to the above referenced Confidential Draft Registration Statement on Form S-1 (the “Draft Registration Statement”). In response to the Comments set forth in the Comment Letter, the Company has revised the Draft Registration Statement and is confidentially submitting via EDGAR a revised draft (the “Amended DRS”) with this response letter. For the Staff’s reference, we are also delivering both a clean copy of the Amended DRS and a copy marked to show all changes from the Draft Registration Statement confidentially submitted on September 6, 2017.

Set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of the Amended DRS. Capitalized terms used but not defined herein are used herein as defined in the Amended DRS.

General

Overview, page 2

1.	You disclose that the monthly active users of any FI partner “is indicative of [y]our level of dependence on such FI partner.” It appears, however, that the FI Share percentage may also be reflective of the extent to which you are dependent on such FI partner or may otherwise provide important context. In this regard, we note that Bank of America,

500 BOYLSTON STREET, BOSTON, MA 02116-3736 T: (617) 937-2300 F: (617) 937-2400 WWW.COOLEY.COM

September 21, 2017

your largest FI partner, represented 47% of your total FI MAUs and 64% of your total FI Share in fiscal year 2016. Please revise to disclose more prominently the FI Share percentages represented by Bank of America, Lloyds, and Digital Insight for the periods presented or tell us why you believe FI Share is not material to an understanding of your dependence on, and relationship with, these FI partners, particularly Bank of America.

Response to Comment 1:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that, because the Company pays different FI Share rates to different FIs, the amount of FI Share paid to a particular FI is not representative of the Company’s dependence on such FI. For example, as one of the first major banks to join the Company’s network, the FI Share rate payable to Bank of America is significantly higher than the FI Share rate payable to FIs that joined the Company’s network more recently. However, these different amounts of FI Share have no bearing on the number of FI customers available to consume marketing content, which ultimately drives the amount of revenue that the Company can generate. Accordingly, the Company believes that FI MAUs provides the most accurate reflection of the Company’s dependence on a particular FI. By contrast, FI Share may overstate or understate the Company’s dependence on a particular FI (since FI Share is a function of negotiated contractual terms that are independent of the Company’s ability to generate revenue) and therefore may be misleading to investors as a measure of dependence.

Notes to Consolidated Financial Statements

Note 2. Significant Accounting Policies

Revenue, page F-13

2.	We note from your revised disclosure on page 107 that Bank of America may also secure marketers to advertise on Cardlytics Direct and has the right to approve all marketer offers to be presented to their customers. It appears they are also then responsible for billing and collecting consumer incentives and advertising fees from the marketers. Tell us the amount of revenue earned from campaigns secured by Bank of America for each period presented. Also, tell us how you account for such revenues and specifically how you considered each of the factors in ASC 605-45-45.

Response to Comment 2:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company did not derive any revenue from campaigns secured by Bank of America in any of the periods presented. Although the Company’s agreement with Bank of America contemplates the possibility of Bank of America securing marketers and campaigns, the conditions precedent to the marketers enumerated in the agreement being deemed “secured” by Bank of America were not attained and Bank of America has not otherwise sought to secure marketers or campaigns.

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500 BOYLSTON STREET, BOSTON, MA 02116-3736 T: (617) 937-2300 F: (617) 937-2400 WWW.COOLEY.COM

September 21, 2017

Please direct any questions or comments concerning the Amended DRS or this response letter to either the undersigned at (617) 937-2357 or Richard Segal at (617) 937-2332.

Very truly yours,

/s/ Nicole Brookshire

Nicole Brookshire

cc:

Kirk Somers, Cardlytics, Inc.

Richard Segal, Cooley LLP

Glen R. Van Ligten, Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

Heidi E. Mayon, Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

500 BOYLSTON STREET, BOSTON, MA 02116-3736 T: (617) 937-2300 F: (617) 937-2400 WWW.COOLEY.COM